## Extraordinary General Meeting of Safe-T Group LTD.

**Date:** May 16, 2019

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

For / Against / Abstain

1. To appoint Mr. Chen Katz as a member of the Company's Board of Directors, until the next annual general meeting of the Company's shareholders. ☐ For ☐ Against ☐ Abstain
2. To appoint Ms. Noa Mazliach as a member of the Company's Board of Directors, until the next annual general meeting of the Company's shareholders. ☐ For ☐ Against ☐ Abstain
3. To approve Mr. Chen Katz's Proposed Compensation as set forth in the proxy statement, effective as of January 20, 2019. ☐ For ☐ Against ☐ Abstain
4. To approve Mr. Amir Mizhar's terms of compensation as set forth in the proxy statement, effective as of January 20, 2019. ☐ For ☐ Against ☐ Abstain
5. To re-appoint Mr. Yehuda Halfon for an additional (second) three-year term as an external director of the Company, commencing on the date of the Meeting; and

   To approve the payment of the remuneration set forth in this proxy statement to Mr. Halfon. In the event that during the term of Mr. Halfon's office, the Company grants options to purchase the Company's securities to its directors which do not hold executive positions with the Company, the Company will grant options to Mr. Halfon, on the same terms and in a manner conforming to the External Directors Compensation Regulations and the Company's Compensation Policy. Mr. Halfon will continue to benefit from the same insurance, indemnification and exculpation arrangements, as currently in effect for other Company's directors and officers. ☐ For ☐ Against ☐ Abstain

   Are you a controlling shareholder of the Company and or have a personal interest (as such terms are defined in the Companies Law and in the proxy statement, other than a personal interest that is not the result of the shareholder's connections with a controlling shareholder) in the re-appointment of Mr. Halfon as an external director of the Company and/or approval of his remuneration?* ☐ Yes ☐ No

   * If you do not mark either Yes or No, your shares will not be voted for Proposal No. 5.
6. To appoint Mr. Moshe Tal for a first three year term as an external director of the Company, commencing on the date of the Meeting; and

   To approve the payment of the remuneration set forth in this proxy statement to Mr. Tal. In the event that during the term of Mr. Tal's office, the Company grants options to purchase the Company's securities to its directors which do not hold executive positions with the Company, the Company will grant options to Mr. Tal, on the same terms and in a manner conforming to the External Directors Compensation Regulations and the Company's Compensation Policy. Mr. Tal will benefit from the same insurance, indemnification and exculpation arrangements, as currently in effect for other Company's directors and officers. ☐ For ☐ Against ☐ Abstain

   Are you a controlling shareholder of the Company and or have a personal interest (as such terms are defined in the Companies Law and in the proxy statement, other than a personal interest that is not the result of the shareholder's connections with a controlling shareholder) in the appointment of Mr. Tal as an external director of the Company and/or approval of his remuneration?* ☐ Yes ☐ No

   * If you do not mark either Yes or No, your shares will not be voted for Proposal No. 6.
7. To increase the Company's registered capital to 5,000,000,000 Ordinary Shares, no par value, and to amend and restate the Company's articles of association to reflect the same. ☐ For ☐ Against ☐ Abstain
8. To adopt, authorize and approve the U.S. Addendum to the Safe-T Group Global Equity Plan, under which incentive stock options may be granted to our U.S. subsidiary employees and to any other employees of any U.S. affiliate of the Company that may be incorporated in the future in accordance with the U.S. Internal Revenue Code of 1986, as amended, as described in the proxy statement. ☐ For ☐ Against ☐ Abstain
9. To approve the (i) NetNut Transaction and the entering into, execution, delivery and performance of the Share and Asset Purchase Agreement, and (ii) issuance and allocation of Ordinary Shares to be made in connection with the NetNut Transaction to NetNut's shareholders and DVM, in its capacity as a seller of the Purchased Assets, in accordance with the provisions of the Share and Asset Purchase Agreement, all as set forth in the proxy statement; provided that such issuance and allocation shall be deemed approved as a material private offering, whose purpose is to give the acquirer at least 25% of the voting rights in the Company, and/or as a private offering whose purpose is to give the acquirer 45% of the voting rights in the Company, in accordance with Section 328(b) of the Companies Law. ☐ For ☐ Against ☐ Abstain
10. To approve the (i) CLA Transaction and the entering into, execution, delivery and performance of the CLA, and (ii) issuance and allocation of the Debentures and Warrants to the Lenders, as well as the ADSs, and the Ordinary Shares underlying same, originating from conversion or exercise of such Debentures and Warrants, in accordance with the provisions of the CLA, all as set forth in the proxy statement; provided that such issuance and allocation shall be deemed approved as a material private offering, whose purpose is to give the acquirer at least 25% of the voting rights in the Company, and as a private offering whose purpose is to give the acquirer 45% of the voting rights in the Company, in accordance with Section 328(b) of the Companies Law. ☐ For ☐ Against ☐ Abstain

**Authorized Signatures - This section must be completed for your instructions to be executed.**

| | |
|---|---|
| Please Sign Here | Please Date Above |
| Please Sign Here | Please Date Above |

## Extraordinary General Meeting of Safe-T Group LTD.
## to be held on May 16, 2019
## For Holders as of April 15, 2019

**MAIL**

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

For additional information, please visit:
https://www.safe-t.com/investors-relations/#generalmeetings

**All votes must be received by 12:00 p.m. EST, on May 13, 2019.**

↑ Please separate carefully at the perforation and return just this portion in the envelope provided. ↑

**PROXY TABULATOR FOR**

SAFE-T GROUP LTD.
P.O. BOX 8016
CARY, NC 27512-9903

**EVENT #**

**CLIENT #**

# Safe-T Group LTD.

## Instructions to The Bank of New York Mellon, as Depositary
## (Must be received prior to 12:00 p.m. EST on May 13, 2019)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **Safe-T Group LTD.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **April 15, 2019** at the **Extraordinary General Meeting** of the Shareholders of **Safe-T Group LTD.** to be held on **May 16, 2019** or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

**NOTES:**

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item.**

PROXY TABULATOR FOR
SAFE-T GROUP LTD.
P.O. BOX 8016
CARY, NC 27512-9903